EXHIBIT 77O

  PURCHASES OF SECURITIES DURING UNDERWRITING - RULE 10F-3


Series 12 - T. Rowe Price/JNL International Equity
Investment Series

1. 90,000,000 shares of Deutsche Telekom purchased from Deutsche Bank on 11/18/96 at DM28.50 per share. Offering commenced on 10/22/96. Offering price at close of first full business day after offering commenced was DM28.50 per share. Commission, spread or profit was DM0.42 per share, approximately 1.5%. Purchase price was less than 3% of the Series' total assets. Affiliated member was Robert Fleming.


Series 16 - JNL/Eagle SmallCap Equity Series

1.  1,900 shares of Hibbett Sporting Goods purchased from
Smith Barney on 10/11/96 at $16.00 per share. Closing Price was $20.00 per share. Cost was less than 3% of total assets. Affiliated member was Raymond James & Associates,
Inc.

2.  1,000 shares of United Auto Group purchased from J.P.
Morgan on 10/23/96 at $30.00 per share. Closing Price was $34.88 per share. Cost was less than 3% of total assets.
Affiliated member was Raymond James & Associates, Inc.

3. 1,500 shares of International Speedway Corp. purchased from Smith Barney on 11/05/96 at $20.00 per share. Closing
Price was $20.88 per share. Cost was less than 3% of total assets. Affiliated member was Raymond James & Associates,
Inc.

4. 500 shares of NCO Group Inc. purchased from Montgomery on 11/07/96 at $13.00 per share. Closing Price was $17.50 per share. Cost was less than 3% of total assets.
Affiliated member was Raymond James & Associates, Inc.